November 18, 2015

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-0404

RE:    ONEOK, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-13643

ONEOK, Partners, L.P.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 001-12202

Dear Ms. Thompson:

We acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated November 3, 2015, concerning the referenced filing of ONEOK, Inc. (“ONEOK”) and ONEOK Partners, L.P. (“ONEOK Partners”). In that letter, we are directed to respond to the comments within ten business days. We respectfully request an extension to respond to the letter.

If you have any questions regarding this request, please contact me at (918) 588-7122.

Sincerely,

/s/ Sheppard F. Miers, III
Sheppard F. Miers, III
Vice President,
Chief Accounting Officer

ONEOK, Inc.
100 West Fifth Street
Tulsa, OK 74103
www.oneok.com